Subject to Change Wine Co

Profit and Loss
January - December 2021

	TOTAL
Income	
Service/Other Income	0.00
Custom Crush Fees	8,574.00
Equipment Sales	34,958.50
Fruit Income	21,274.47
Rent Income	12,000.00
Service Income	-2,811.60
Shipping Income	18,864.68
Total Service/Other Income	**92,860.05**
Wine Sales	
Bulk Wine Income	125,676.00
Direct to Consumer Sales - Shopify	63,591.47
Direct To Consumer Discounts/Refunds/Returns	-14,236.99
Total Direct to Consumer Sales - Shopify	**49,354.48**
Private Label Income	364,814.00
Wholesaler Sales	699,275.00
Wholesaler Discounts	-7,456.57
Total Wholesaler Sales	**691,818.43**
Wine Club Sales - Bloom	66,077.00
Wine Club Discounts/Refunds/Returns	-14,575.25
Total Wine Club Sales - Bloom	**51,501.75**
Total Wine Sales	**1,283,164.66**
Total Income	**$1,376,024.71**
Cost of Goods Sold	
COST OF GOODS SOLD	531,974.08
Fruit Trucking/Hauling	-2,919.50
Harvest Labor	10,228.46
Harvest Meals	1,841.85
Total COST OF GOODS SOLD	**541,124.89**
Credit Card Processing Fees	5,902.80
Custom Crush expenses	10,033.65
Excise Taxes	6,502.60
Inventory Shrinkage	0.00
Storage - Bottled Wine	23,426.57
Wine Making Utilities	20,145.69
Total Cost of Goods Sold	**$607,136.20**
GROSS PROFIT	**$768,888.51**

Subject to Change Wine Co

Profit and Loss

January - December 2021

	TOTAL
Expenses	
G&A	
Advertising & Marketing	72,970.55
Bad Debts	4,224.72
Bank Charges	2,089.43
Car and Truck expenses	23,079.20
Clothing Allowences	565.53
Consulting Wine	5,350.00
Contractors	4,500.00
Depreciation Expense	75,064.00
Dues & Subscriptions	5,283.25
Equipment Rental	1,907.18
Insurance	
Auto Insurance	9,748.23
Liability Insurance	19,261.74
Worker's Comp Insurance	4,294.17
Total Insurance	**33,304.14**
Interest Paid	72,668.07
Legal & Professional Services	50,542.50
Licenses & Permits	8,835.71
Meals	19,520.72
Office Supplies	14,702.29
Operating Utilities	8,534.66
PAYROLL	
Health Insurance	0.00
Officers Compensation	
Officers Health Insurance	11,801.13
Officers Wages	47,750.00
Total Officers Compensation	**59,551.13**
Payroll Taxes	14,818.49
ETF	48.06
Total Payroll Taxes	**14,866.55**
Processing	1,885.65
Salaries & Wages	53,872.94
Total PAYROLL	**130,176.27**
Rent or Lease of Buildings	142,636.79
Research	17,814.66
Shipping/Freight (Non COGS)	32,770.60
Software	2,054.82
Supplies & Small Tools	2,622.18
Telephone/Wifi	8,200.54
Travel	14,514.08

Subject to Change Wine Co

Profit and Loss

January - December 2021

	TOTAL
Winery & Equipment Repair & Maintenance	4,597.84
Total G&A	**758,529.73**
Total Expenses	**$758,529.73**
NET OPERATING INCOME	**$10,358.78**
Other Income	
Interest Income	1,995.68
Total Other Income	**$1,995.68**
Other Expenses	
BOTTLING COSTS	-168,657.97
Closures -Corks	18,375.86
Glass	94,981.16
Labels	30,423.96
Labor - Bottling	19,287.19
Total BOTTLING COSTS	**-5,589.80**
Cellar Cost -Winemaking	-26,824.21
Winery Supplies	4,546.02
Total Cellar Cost -Winemaking	**-22,278.19**
Direct Costs	
Fruit Cost	
Fruit Cost 2020 -2021	-11,256.00
Fruit Cost 2021 -2022	0.00
Total Fruit Cost	**-11,256.00**
Total Direct Costs	**-11,256.00**
Disputed Charges	2,000.00
Harvesting/Crush Cost	-18,133.81
Harvest Expenses	6,063.50
Total Harvesting/Crush Cost	**-12,070.31**
Moving Expense	4,906.02
OSHA	2,910.00
Total Other Expenses	**$ -41,378.28**
NET OTHER INCOME	**$43,373.96**
NET INCOME	**$53,732.74**

Subject to Change Wine Co

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Republic 2190	56,647.60
FRB Checking	9,888.25
US 0350	3,712.45
US Sav 0335	90.00
Total Bank Accounts	**$70,338.30**
Accounts Receivable	
Accounts Receivable (A/R)	170,363.17
Total Accounts Receivable	**$170,363.17**
Other Current Assets	
Inventory - Bottled Wine	0.00
2017 Wines	22,080.00
2018 Wines	43,373.88
2019 Wines	190,524.08
2020 Wines	46,772.76
2021 Wines	25,573.20
Total Inventory - Bottled Wine	**328,323.92**
Inventory - Bulk Wine	380,217.33
Inventory - Unused Packaging	0.00
Inventory Asset	-80.00
Prepaid Expenses	0.00
Shopify Carried Balances	0.00
Shopify Pending Balances	1,114.07
Uncategorized Asset	0.00
Undeposited Funds	-2,000.00
Total Other Current Assets	**$707,575.32**
Total Current Assets	**$948,276.79**
Fixed Assets	
Accumulated Depreciation	-379,478.00
Kitchen	
Breville Espresso Machine	1,027.41
Breville Pizza Oven	600.00
Coolers	930.00
Refrigerator (deleted)	900.00
Wine Enthusiast Classic 200 Wine Cellar	2,413.41
Total Kitchen	**5,870.82**

Subject to Change Wine Co

Balance Sheet

As of December 31, 2021

	TOTAL
Office Equipment	
2017 MacBook Pro - Jonathan	1,000.00
2019 MacBook Air - Alex	1,500.00
Total Office Equipment	**2,500.00**
Trailer	
Big Tex 14 OA Trailer	6,146.42
Big Tex 22 GN Trailer	10,844.58
Total Trailer	**16,991.00**
Vehicles	
2006 Mini Cooper	3,475.58
2016 Ford F350	48,509.28
2017 Ford F150	67,812.43
Total Vehicles	**119,797.29**
Winery Equipment	
2016 Toyota Forklift 5000lb - Best Deals Forklift/US Bank	20,894.48
2x 96x120 Pallet Racking - Big Joe	1,862.74
2x Pneumatic Cappers - TCW	3,058.00
500L-600L Adapter Rack - Western Industries	711.66
5x 15G Stainless Triclover Kegs - TCW	2,430.00
AquaTools Pressure Washers - Aaquatools/US Bank	7,672.14
Barrels & Barrel Racks	21,270.00
Bin Rotator - Best Deals Forklift/US Bank	5,000.00
Bottle-Matic II Semiautomatic Labeler - TCW	2,395.09
Cascade Bin Rotator Class 2 - Accurate Forklift	9,024.44
CC16 Automatic Catalytic Carbon filters - NorthCoast/US Bank	7,326.00
Corker - Henry Coufas	3,000.00
Crown 300 Series Electric Pallet Jack - Best Deals Forklift/US Bank	6,650.00
Destemmer - BV Delta E2	10,000.00
DMA 35 Handheld Density Meter - Anton Paar	3,219.87
Electric Slab Scissor Lift - American Scissor Lift	9,241.43
Euro Press - EuroMachines (SOLD 2022) (deleted)	59,109.38
Fire & Ice Machine - Cool Wine	1,480.32
Fire & Ice Machine - Tom & Deborah Johnson	9,400.00
Horizontal Receiving Hopper - Carlsen/US Bank	18,834.63
Liverani Middex Pump - Prospero 2020	1,732.00
Liverani Middex Pump - Prospero 2021	3,545.00
Liverani VFN 60 Pump - Prospero 2021	5,331.99
Macrobin S24's	
24x Macrobins S24 - Jeff Cohn	4,200.00
25x Macrobins S24 - Coastview	6,325.00
31x Macrobins S24 - Central Valley	11,961.05
Total Macrobin S24's	**22,486.05**

Subject to Change Wine Co

Balance Sheet
As of December 31, 2021

	TOTAL
Macrobin S48's	
10x Macrobins S48 - Central Valley	5,435.45
10x Macrobins S48 - Vitner Vault	4,951.18
4x Macrobin S48 - Stirm Wine Co	1,000.00
Total Macrobin S48's	**11,386.63**
Misc Winery Equipment	9,101.17
Mori 6 Spout Filler - TCW	2,628.00
OenoFoss Must Core - Gusmer Enterprises	31,574.56
Puncheons & Puncheon Racks	
10x Puncheons - McEvoy Ranch	3,500.00
3x Puncheons - Shamus Booth	1,100.00
4x Puncheons - Vine Supply LLC	300.00
6x Puncheons - Vine Supply LLC	2,850.00
Total Puncheons & Puncheon Racks	**7,750.00**
Reimers Electric Steam Boiler - Aqua Tool INC	8,921.43
Scales & Indicator - Right Weight	1,428.23
Security System - ADT	2,908.23
Stokes Barrel Topping Ladder - Western Industries	4,613.89
Tanks	
12200L Letina Closed Top Tank - Ager Tank & Equipment	16,861.76
2000L Criveller Flat Bottom Variable Capacity - First Family of Wine	650.00
200L Variable Capacity Tanks	
200L Variable Capacity Tank - Alex	399.00
200L Variable Capacity Tank - TCW	417.20
2x 200L Variable Capacity Tanks & Cart - John Cohn	700.00
Total 200L Variable Capacity Tanks	**1,516.20**
2150L Marchisio Variable Capicity SOLD 2022	650.00
2x 2000L Lainox Variable Capacity - San Francisco Mead Co.	6,700.00
2x 4050L Letina Forkliftable Variable Capacity Tank - Ager Tank & Equipment	18,161.76
2x 7000L Foudre - Vineyard 29	20,000.00
3x 7300L Letina Variable Capacity Tank - Ager Tank & Equipment	38,377.65
4x 300G Flex Tanks - Grass Valley Winery	1,800.00
4x 300G Flextank Stacker Tank - Tanks For Wine	6,989.04
4x 550G Portatank - Custom Metalcraft	22,926.13
4x Flexible IBC Transfer Totes - Jeff Cohn	600.00
5000L Letina Closed Top Tank - Ager Tank & Equipment	9,901.76
5000L Radoux Foudre - Ram's Gate	4,500.00
525L Speidel Closed Top - First Family of Wine	325.00
5x 1000L Minox Variable Capacity Tank -TCW	4,975.00
5x 7300L Letina Variable Capacity Tank - Ager Tank & Equipment/Brewery Finance	55,356.25
6G Hover Tank - Frank Killan	576.00
7000L Radoux Foudre - Vine Supply	12,000.00
8750L Letina Closed Top Tank - San Francisco Mead Co.	9,250.00

Subject to Change Wine Co

Balance Sheet

As of December 31, 2021

	TOTAL
Total Tanks	**232,116.55**
Toyota Forklift 6000lb - Roland Alfonso	11,272.00
Zoro 10ft Rolling Safety Ladder - Zoro Tools Inc	1,179.51
Total Winery Equipment	**560,555.42**
Total Fixed Assets	**$326,236.53**
Other Assets	
Organizational & Branding Costs	3,193.00
Accumulated Amortization	-3,193.00
Total Organizational & Branding Costs	**0.00**
Security Deposits - Marina Westshore	8,090.00
Total Other Assets	**$8,090.00**
TOTAL ASSETS	**$1,282,603.32**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	299,687.50
Total Accounts Payable	**$299,687.50**
Credit Cards	
AP Personal Chase Mileage Plus Explorer	0.00
Barry CC 4017	0.00
Business Platinum Card-72006	16,691.68
Delta Amex Cards	
SB Delta Amex 1003	6,362.96
Total Delta Amex Cards	**6,362.96**
Total Credit Cards	**$23,054.64**
Other Current Liabilities	
Gift Card Liability	0.00
Private Label Deposits	62,577.00
Sales Tax	
California State Board of Equalization Payable CA SALES TAX	7,499.80
Massachusetts Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Sales Tax Payable	3,137.58
Total Sales Tax	**10,637.38**
Titan ACS	2,500.00
Wine Fridge - Afirm Payments	2,413.41
Total Other Current Liabilities	**$78,127.79**
Total Current Liabilities	**$400,869.93**

Subject to Change Wine Co

Balance Sheet

As of December 31, 2021

	TOTAL
Long-Term Liabilities	
Notes Payable	
2017 Ford F-150	17,415.11
Ager Tank & Equipment Invoice#5129 Notes Payable - Brewery Finance	36,481.76
Alexander E Pomerantz	2,375.00
Edward Kim	52,500.00
HP Chase	25,881.83
Jennifer & Michael Borislow	100,000.00
PAR 5 2nd Note	50,000.00
SBA EIDL Loan	427,100.00
Steven Pomerantz	202,500.00
Thomas & Deborah Johnson	3,610.00
US Bank Various	-8,316.54
AaquaTools Invoice#54768 Notes Payable - US Bank	7,672.14
Ager Tank & Equipment Invoice#5393 Notes Payable - US Bank	44,925.28
American Scissor Lift Invoice#S125605 Notes Payable - US Bank	9,241.43
Bestdeal Forklifts Invoice#3388 Notes Payable - US Bank	32,544.48
Carlsen & Associates Invoice#211515D Notes Payable - US Bank	18,834.63
Central Valley Invoice#9443140 Notes Payable - US Bank	11,961.05
NorthCoast Waterworks Invoice#72720211 Notes Payable - US Bank	7,326.00
Prospero Invoice#SO17599 Notes Payable - US Bank	8,876.99
Total US Bank Various	**133,065.46**
Total Notes Payable	**1,050,929.16**
Total Long-Term Liabilities	**$1,050,929.16**
Total Liabilities	**$1,451,799.09**
Equity	
MEMBER CAPITAL	
Alex	-416,760.70
Sandra Barry	200,000.00
Total MEMBER CAPITAL	**-216,760.70**
MEMBER DRAWS	
Alex Member Draw	0.00
Total MEMBER DRAWS	**0.00**
Member's Capital	-6,167.81
Opening Balance Equity	0.00
Net Income	53,732.74
Total Equity	**$ -169,195.77**
TOTAL LIABILITIES AND EQUITY	**$1,282,603.32**

Subject to Change Wine Co

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	53,732.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-94,919.97
Inventory - Bottled Wine:2017 Wines	-1,901.31
Inventory - Bottled Wine:2018 Wines	21,963.85
Inventory - Bottled Wine:2019 Wines	-168,125.26
Inventory - Bottled Wine:2020 Wines	-46,772.76
Inventory - Bottled Wine:2021 Wines	-25,573.20
Inventory - Bulk Wine	55,805.68
Inventory - Unused Packaging	552.00
Shopify Carried Balances	0.00
Shopify Pending Balances	-1,114.07
Accumulated Depreciation	52,564.00
Accounts Payable	-7,295.11
AP Personal Chase Mileage Plus Explorer	-17,015.00
Barry CC 4017	-12,593.08
Business Platinum Card-72006	8,846.08
Chase Freedom Unlimited-5770 (deleted)	-4,270.62
Delta Amex Cards:SB Delta Amex 1003	6,362.96
Visa 6264 (deleted)	-1,025.00
WF Credit Card (deleted)	-1,810.67
Gift Card Liability	-273.95
Private Label Deposits	31,827.00
Sales Tax:California State Board of Equalization Payable CA SALES TAX	-2,428.51
Sales Tax:Massachusetts Department of Revenue Payable	-26.38
Sales Tax:Out Of Scope Agency Payable	0.00
Sales Tax:Sales Tax Payable	3,820.08
Titan ACS	2,500.00
Wine Fridge - Afirm Payments	2,413.41
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-198,489.83**
Net cash provided by operating activities	**$ -144,757.09**
INVESTING ACTIVITIES	
Kitchen:Breville Espresso Machine	-1,027.41
Kitchen:Breville Pizza Oven	-600.00
Kitchen:Wine Enthusiast Classic 200 Wine Cellar	-2,413.41
Vehicles:2006 Mini Cooper	-3,475.58
Winery Equipment:2016 Toyota Forklift 5000lb - Best Deals Forklift/US Bank	-20,894.48
Winery Equipment:2x 96x120 Pallet Racking - Big Joe	-1,862.74
Winery Equipment:500L-600L Adapter Rack - Western Industries	-711.66
Winery Equipment:AquaTools Pressure Washers - Aaquatools/US Bank	-7,672.14
Winery Equipment:Barrels & Barrel Racks	-2,425.00
Winery Equipment:Bin Rotator - Best Deals Forklift/US Bank	-5,000.00
Winery Equipment:CC16 Automatic Catalytic Carbon filters - NorthCoast/US Bank	-7,326.00

	TOTAL
Winery Equipment:Crown 300 Series Electric Pallet Jack - Best Deals Forklift/US Bank	-6,650.00
Winery Equipment:Destemmer - BV Delta E2	-10,000.00
Winery Equipment:Electric Slab Scissor Lift - American Scissor Lift	-9,241.43
Winery Equipment:Fire & Ice Machine - Cool Wine	-1,480.32
Winery Equipment:Horizontal Receiving Hopper - Carlsen/US Bank	-18,834.63
Winery Equipment:Liverani Middex Pump - Prospero 2021	-3,545.00
Winery Equipment:Liverani VFN 60 Pump - Prospero 2021	-5,331.99
Winery Equipment:Macrobin S24's:24x Macrobins S24 - Jeff Cohn	-4,200.00
Winery Equipment:Macrobin S24's:31x Macrobins S24 - Central Valley	-11,961.05
Winery Equipment:Misc Winery Equipment	-864.63
Winery Equipment:Puncheons & Puncheon Racks:3x Puncheons - Shamus Booth	-1,100.00
Winery Equipment:Puncheons & Puncheon Racks:6x Puncheons - Vine Supply LLC	-2,850.00
Winery Equipment:Scales & Indicator - Right Weight	-1,428.23
Winery Equipment:Security System - ADT	-2,908.23
Winery Equipment:Shaker Table (SOLD 2021) (deleted)	12,000.00
Winery Equipment:Stokes Barrel Topping Ladder - Western Industries	-4,613.89
Winery Equipment:Tanks:1000G Criveller Variable Capacity Tank - Tank 18 (SOLD 2021) (deleted)	8,500.00
Winery Equipment:Tanks:12200L Letina Closed Top Tank - Ager Tank & Equipment	-16,861.76
Winery Equipment:Tanks:200L Variable Capacity Tanks:2x 200L Variable Capacity Tanks & Cart - John Cohn	-700.00
Winery Equipment:Tanks:2x 4050L Letina Forkliftable Variable Capacity Tank - Ager Tank & Equipment	-18,161.76
Winery Equipment:Tanks:4x 300G Flextank Stacker Tank - Tanks For Wine	-6,989.04
Winery Equipment:Tanks:4x Flexible IBC Transfer Totes - Jeff Cohn	-600.00
Winery Equipment:Tanks:5000L Gimar Fiberglass Variable Capacity Tank (SOLD 2021) (deleted)	2,000.00
Winery Equipment:Tanks:5000L Letina Closed Top Tank - Ager Tank & Equipment	-9,901.76
Winery Equipment:Tanks:5000L Radoux Foudre - Ram's Gate	-4,500.00
Winery Equipment:Tanks:5x 7300L Letina Variable Capacity Tank - Ager Tank & Equipment/Brewery Finance	-55,356.25
Winery Equipment:Tanks:7000L Radoux Foudre - Vine Supply	-12,000.00
Winery Equipment:Zoro 10ft Rolling Safety Ladder - Zoro Tools Inc	-1,179.51
Pacific Electric Gas (deleted)	2,725.00
Security Deposits - Marina Westshore	-8,090.00
Net cash provided by investing activities	**$ -247,532.90**
FINANCING ACTIVITIES	
Notes Payable:2016 Ford F-350 (deleted)	-8,084.88
Notes Payable:2017 Ford F-150	-8,860.92
Notes Payable:Ager Tank & Equipment Invoice#5129 Notes Payable - Brewery Finance	36,481.76
Notes Payable:Edward Kim	0.00
Notes Payable:Howard Gellis (deleted)	-50,000.00
Notes Payable:HP Chase	-2,750.00
Notes Payable:Michael Borislow (deleted)	-100,000.00
Notes Payable:PAR5 Investments (deleted)	-50,000.00
Notes Payable:SBA EIDL Loan	297,200.00
Notes Payable:Steven Pomerantz	-22,500.00
Notes Payable:Thomas & Deborah Johnson	-2,160.00
Notes Payable:US Bank Various	-8,316.54

Subject to Change Wine Co

Statement of Cash Flows

January - December 2021

	TOTAL
Notes Payable:US Bank Various:AaquaTools Invoice#54768 Notes Payable - US Bank	7,672.14
Notes Payable:US Bank Various:Ager Tank & Equipment Invoice#5393 Notes Payable - US Bank	44,925.28
Notes Payable:US Bank Various:American Scissor Lift Invoice#S125605 Notes Payable - US Bank	9,241.43
Notes Payable:US Bank Various:Bestdeal Forklifts Invoice#3388 Notes Payable - US Bank	32,544.48
Notes Payable:US Bank Various:Carlsen & Associates Invoice#211515D Notes Payable - US Bank	18,834.63
Notes Payable:US Bank Various:Central Valley Invoice#9443140 Notes Payable - US Bank	11,961.05
Notes Payable:US Bank Various:NorthCoast Waterworks Invoice#72720211 Notes Payable - US Bank	7,326.00
Notes Payable:US Bank Various:Prospero Invoice#SO17599 Notes Payable - US Bank	8,876.99
MEMBER CAPITAL:Alex	-318,084.00
MEMBER CAPITAL:Brad (deleted)	98,492.00
MEMBER CAPITAL:Errol (deleted)	49,304.00
MEMBER CAPITAL:Joseph & Kim Rosenberg (deleted)	170,288.00
MEMBER CAPITAL:Sandra Barry	200,000.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$422,391.42**
NET CASH INCREASE FOR PERIOD	**$30,101.43**
Cash at beginning of period	38,236.87
CASH AT END OF PERIOD	**$68,338.30**